

DELEE Corp

(a Delaware Corporation,

parent company only)

Unaudited Financial Statements

Period of January 1, 2017 through December 31, 2018

Financial Statements

Delee, Corp.

Table of Contents



CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

November 29, 2019

To: Board of Directors of Delee, Corp.
        Attn: Liza Verlade

Re: 2017 and 2018 Financial Statement
        Review Delee, Corp.

We have reviewed the accompanying financial statements of Delee, Corp. (the "Company"), representing the stand-alone financials of the US parent company only, which comprise the balance sheet as of December 31, 2017 and December 31, 2018 and the related statements of income, equity, and cash flows for the period of January 1, 2017 through December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



TaxDrop LLC
A New Jersey CPA Group

DELEE Corp.
Financial Statements
For the Fiscal Years Ended
December 31, 2017 & 2018

Balance Sheet
(Unaudited)

	Jan - Dec 2017	Jan - Dec 2018
ASSETS		
DELEE CORP. (5816)	$ 646,306	$ 160,873
Total Bank Accounts	**$ 646,306**	**$ 160,873**
Other Current Assets		
Loan to Shareholder	$ 2,081	$ 2,081
Prepaid Expenses	$ 897	$ 924
Total Other Current Assets	**$ 2,978**	**$ 3,005**
Total Current Assets	**$ 649,285**	**$ 163,878**
Fixed Assets		
Accumulated Depreciation - Computers		$ (1,294)
Computers & Equipment		$ 11,579
Total Fixed Assets		**$ 10,284**
Other Assets		
Inter-company Loan	$ 15,000	$ 15,000
Investment in Technologies Delee Mexico	$ 150,000	$ 455,000
Total Other Assets	**$ 165,000**	**$ 470,000**
TOTAL ASSETS	**$ 814,285**	**$ 644,162**
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	$ 1,333	$ -
Total Accounts Payable	**$ 1,333**	**$ -**
Other Current Liabilities		
Accrued Expenses	$ 724	$ 750
Total Other Current Liabilities	**$ 724**	**$ 750**
Total Current Liabilities	**$ 2,057**	**$ 750**
Total Liabilities	**$ 2,057**	**$ 750**
Equity		
Common Stock	$ 90	$ 90
Retained Earnings	$ -	$ (382,862)
SAFE Notes	$ 1,075,000	$1,075,000
Seed Funding (Additional Paid-in Capital)	$ 120,000	$ 120,000
Net Income	$ (382,862)	$ (168,816)
Total Equity	**$ 812,228**	**$ 643,412**
TOTAL LIABILITIES AND EQUITY	**$ 814,285**	**$ 644,162**

The accompanying notes are an integral part of these financial statements.

DELEE Corp.
Financial Statements
For the Fiscal Years Ended
December 31, 2017 & 2018

Income Statement
(Unaudited)

	Jan - Dec 2017	Jan - Dec 2018
Total Income		
Total Cost of Goods Sold	$ 309,441	$ 114,149.57
Gross Profit	$ (309,441)	$ (114,149.57)
Expenses		
General & Administrative	$ 20,138	23,562.56
Marketing & Advertising	$ 1,003	-
Professional Fees	$ 14,716	23,296.71
Rent Expense	$ 15,104	-
Software & Web Services	$ 1,206	2,096.45
Travel & Meals	$ 20,853	3,216.56
Total Expenses	$ 73,021	$ 52,172.28
Net Operating Income	$ (382,462)	$ (166,321.85)
Other Expenses		
Depreciation		$ 1,294
Taxes & Licenses	$ 400	$ 1,200
Total Other Expenses	$ 400	$ 2,494
Net Other Income	$ (400)	$ (2,494)
Net Income	$ (382,862)	$ (168, 816)

The accompanying notes are an integral part of these financial statements.

DELEE Corp.
Financial Statements
For the Fiscal Years Ended
December 31, 2017 & 2018

Statements of Stockholder's Equity
(Unaudited)

	Common Stock		Additional Paid-In Capital	SAFE Notes	Retained Earnings	Total Stockholder's Equity
	Shares	Amount				
Balance as of January 1, 2017	0	$ 0	$ 0	$ 0	$ 0	$ 0
Issuance of Common Stock	10,000,000	90	120,000	0	0	120,090
Issuance of SAFE Notes	0	0	0	1,075,000	0	1,075,000
Net Income (Loss)	0	0	0	0	(382,862)	(382,862)
Balance as of December 31, 2017	10,000,000	90	120,000	1,075,000	(382,862)	812,228
Net Income (Loss)	0	0	0	0	(168,816)	(168,816)
Balance as of December 31, 2018	10,000,000	$ 90	$ 120,000	$ 1,075,000	$ (551,678)	$ 643,412

Common Stock

The company is authorized to issue 10,000,000 shares of the Company's Common Stock at a purchase price of $0.00001 per share. As of December 31, 2018, 10,000,000 shares of Common Stock are issued and outstanding. Of this amount, 9,000,000, or 90%, is held by the Company's founders, who all remain active in the daily management of the Company.

SAFE NOTES

There has been $1,075,000 SAFE Notes invested as of December 31, 2018.

SEED FUNDING

There is a total of $120,000 in Seed Funding as of December 31, 2018.

The accompanying notes are an integral part of these financial statements.

DELEE Corp.
Financial Statements
For the Fiscal Years Ended
December 31, 2017 & 2018

Statements of Cash Flows
(Unaudited)

	2017 Total		2018 Total	
OPERATING ACTIVITIES				
Net Income		-382,861.95	$	(168,816)
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Loan to Shareholder		-2,080.83	-	
Prepaid Expenses		-897.42	$	(27)
Accumulated Depreciation - Computers	-		$	1,294
Accounts Payable (A/P)		1,333.00	$	(1,333)
Accrued Expenses		723.50	$	27
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	921.75	$	(39)
Net cash provided by operating activities	-$	383,783.70	$	(168,855)
INVESTING ACTIVITIES				
Inter-company Loan		-15,000.00	-	
Computers & Equipment	-		$	(11,579)
Investment in Technologies Delee Mexico		-150,000.00	$	(305,000)
Net cash provided by investing activities	-$	165,000.00	$	(316,579)
FINANCING ACTIVITIES				
Common Stock		90.00		
SAFE Notes (Additional paid-in capital)		1,075,000.00		
Seed Funding		100,000.00		
Net cash provided by financing activities	$	1,175,090.00		
Net cash increase for period	$	626,306.30	$	(485,434)
Cash at beginning of period		20,000.00	$	646,306
Cash at end of period	$	646,306.30	$	160,873
Adjusted for Cash Burn	$	548,784	$	485,434

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

DELEE, Corp. ("DELEE" or the "Company") was incorporated as a Delaware C Corporation on November 16, 2016. The Company's headquarters are in Laredo, Texas. Also, the Company owns an international subsidiary in México, located in Monterrey, Nuevo León.

DELEE is a medical devices company that created a blood testing device that isolates and analyzes circulating tumor cells to aid in the diagnosis of cancer at early stages and to monitor the effectiveness of the therapies administered.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, regulatory approvals from healthcare agencies as The *FDA* (Food and Drug Administration) and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include the values of capitalized hardware and software development costs, intangible assets, and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include Simple Agreement for Future Equity (SAFEs) notes. Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.

NOTE 3 – CASH

Cash is held entirely in Operating, Deposit, or Sweep accounts at major financial institutions with the primary deposit account earning a return at a ~.04% Gross 1-Day Fund Yield (Annualized). Although the financial institutions are highly credited, deposits are held that exceed federally insured limits. Kruze's treasury management policy (http://www.kruzeconsulting.com/blog/post/Kruze-Consultings-Advice-on-Startup-Cash-Management-Policies) is to place money in only the safest of instruments such as low interest bearing savings and sweep accounts at highly credited institutions such as SVB, Wells Fargo, and Square1. However, management is free to invest and place their money at their own will.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts Receivable are reported gross of an allowance as the amount of bad debt over the history of the company is insignificant to the financial statements. Additionally, the nature and type of customers does not indicate that this trend will change in the near future.

NOTE 5 – ASSETS

Current Assets

Current Assets consist of Prepaid Expenses including but not limited to Marketing, Advertising and Technology Subscription expenses.

Fixed Assets

Fixed Assets consist primarily of computers, office furniture and equipment and trade show displays. Computers have a useful life of 5 years and are depreciated over the useful life using the MACRS Double Declining Balance to Straight Line method, half year convention. Furniture have a useful life of 7 years and are depreciated over the useful life using the MACRS Double Declining Balance to Straight Line method. Leasehold Improvements have a useful life of 15 years and are depreciated over the useful life using the MACRS Straight Line method. The fixed asset balance is reported net of any accumulated depreciation.

Software & Intangibles

Software & Intangibles consist of the capitalized costs of product development for software assets. Capitalized costs include Salaries, Benefits and Payroll Taxes for the product development team and are capitalized in accordance with GAAP.   Software assets have a useful life of 15 years, which is evaluated at least annually, and are amortized over the useful life using the MACRS Straight Line method. The Software & Intangibles balance is reported net of any accumulated amortization.

Other Assets

Other Assets consists of rental deposits, which are expected to be refunded in full at the end of the lease.

NOTE 6 – LIABILITIES

Accrued Liabilities

Accrued Liabilities consists of salaries and sales commission for the current period, to be paid in a subsequent period. Sales Commission is expensed upon completion of a sale and paid upon receipt of cash. Accrued Liabilities are reported as current however, due to some customer contracts containing billing scheduled more than 1 year from the start date, a portion of accrued sales commission is long term in nature.

Deferred Revenue

Deferred Revenue consists of amounts billed or collected in excess of revenue recognized. Deferred revenue is reported as current however, due to some customer contracts of more than 1 year containing up-front billing, a portion of deferred revenue is long term in nature.

Other Liabilities

Other Liabilities consist of tax liabilities due to the city of San Francisco, payable on a quarterly basis and accrued monthly at a rate of 1.125% of San Francisco apportioned Gross Wages.

NOTE 7 – STOCKHOLDERS' EQUITY

Stockholders' Equity

The Company's ownership structure consists of Common Stock held by the founders, one investor, and members of the Board of Directors and Advisory Board, and Employee Stock Options. Please refer to most recent Cap Table for full details. There are also SAFE's signed that will convert into Preferred Stock in the next priced round or liquidity event.

Revenue

Revenue is estimated to come from the sales of the line of ZenFluidics (www.zenfluidics.com) and CytoCatch ™ System and consumables (www.delee.co)

Cost of Revenue / Cost of Goods Sold

Cost of Revenue consists of the wages of our Customer Development team as well as tools, technology, supplies and other costs that support the products being sold.

Expenses

Expenses are reported in compliance with GAAP, on accrual basis, total in descending order, and EBITDA format. Master Accounts and Subaccounts are reviewed monthly for necessary modifications.

Stock Based Compensation Expense

The company recognizes stock-based compensation costs for options expected to vest, on a straight-line basis over the requisite service period of the award, 4 years, which is generally the vesting term. The Company utilizes the Black-Scholes option-pricing model to determine the fair value of stock options on the date of grant. Share based compensation expense is recorded in operating expenses in alignment with where the respective individual's compensation is recorded.

Other Income/(Expense)

Other income (expense), net consists primarily of interest income on our cash balance, interest expense, credit card rewards, and other gains and losses that have occurred when disposing of assets.

Depreciation & Amortization

Depreciation and Amortization consists of amortization of the Intangible Assets as well as depreciation of Fixed Assets.

Taxes & Licenses

The Company accounts for income taxes under the asset & liability method, which requires the recognition of deferred tax assets & liabilities for the expected future tax consequences of events that have been included in the financial statements. For the period ending December 31, 2016, no income tax liability is expected to be incurred. DE Franchise tax liabilities were $4000 due to Delaware paid on 2/28/2017, $800 to California FTB paid on 4/15/2017 and, $25 to California SOS paid on 4/15/2017. For the period ending December 31, 2018 Federal Corporate Income Tax- Form 1120 was for $950, International Information Return for $1,000, California FTB for $500 due on 10/15/2019, DE Franchise tax liabilities were $4000 due to Delaware payable by 3/1/2019 and, $25 to California SOS paid on 4/15/2019. Employer Payroll Taxes are reported as part of Operating Expenses.

Statement of Cash Flows

Cash flows are reported using the indirect method which reports operating activities based on the change in assets and liabilities.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in November 2016 and incurred a loss for the period from Inception through the present day. The Company's ability to continue as a going concern is dependent upon management's plan to raise additional funds (see Note 10), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – INVESTMENTS

Y Combinator Convertible Security

On December 29th, 2016, the Company signed a Common Stock Purchase Agreement with Y Combinator Investments, LLC Series W17 (the "Stockholder"), where the Company agred to sell to Stockholder and Stockholder agrees to purchase from the Company 580,583 shares of the Company's Common Stock (the "Shares") at a price of $0.00001 per share (the "Purchase Price"), for an aggregate purchase price of $5.81. Stockholder will deliver the aggregate Purchase Price set forth above to the Company by wire transfer, and the Company will issue the Shares to Stockholder.

Simple Agreement for Future Equity (SAFE)s Securities

In 2017, the Company issued 5 Securities through Simple Agreement for Future Equity or SAFE, where if there is an Equity Financing before the expiration or termination of the SAFE, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price. And if there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

The SAFE Securities were issued to YCVC Fund I, L.P., in exchange of the payment of $100,000 at a Valuation Cap of $10,000,000. The Fillmore Trust in exchange of the payment of $25,000 at a Valuation Cap of $7,000,000. EB Pharm LLC in exchange of the payment of $50,000 at a Valuation Cap of $7,000,000. And finally, 2 Securities issued to Yleana Venture Partners LP in exchange of 2 payments of $500,000 at a Valuation Cap of $5,000,000. In addition to the final investment of $1,000,000, the Company granted to the Fund of Yleana Venture Partners LP one board seat (one designee of Investor) to be appointed to the Board at a meeting of the Board or nominated or re-nominated for election at any meeting of the Company's stockholders where directors of the Company are up for election or re-election, as the case may be.

NOTE 10 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") SAFEs up to $1,070,000. The Company is attempting to raise a minimum amount of $75,000 in this offering and up to $1,070,000 maximum. During the next twelve months, the Company intends to grow its operations with funding from a Regulation CF crowdfunding campaign and funds from revenue producing activities, if and when such can be realized.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through October 28, 2019 the date the were financial statementsavailable to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Company: Delee Corp.

Date: _____10 / 28 / 2019_____

TaxDrop LLC
Attn: Alice Cheng, CPA
6 Wycklow Drive
Robbinsville, NJ 08691

Dear Ms. Cheng,

This representation letter is provided in connection with your review of the financial statements of Delee Corp., which comprise the balance sheet as of December 31, 2017 and December 31, 2018, and the related statements of income, retained earnings, and cash flows for the periods of January 1, 2017 through December 31, 2018 and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of _____10 / 28 / 2019_____, the following representations made to you during your review.

Financial Statements

1) We have fulfilled our responsibilities, as set out in the terms of the review engagement letter dated _____10 / 28 / 2019_____, including our responsibility for the preparation and fair presentation of the financial statements.

2) The financial statements referred to above are fairly presented in conformity with U.S. GAAP.

3) We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

4) We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

5) Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

6) Related-party relationships and transactions have been appropriately accounted for and disclosed in accordance with U.S. GAAP.

7) All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

8) The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole.

9) The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.

10) Material concentrations have been properly disclosed in accordance with U.S. GAAP.

11) Guarantees, whether written or oral, under which the Company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

Information Provided

12) We have provided you with:

   a) Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.

   b) Additional information that you have requested from us for the purpose of the review.

   c) Unrestricted access to persons within the Company from whom you determined it necessary to obtain evidence.

1) All material transactions have been recorded in the accounting records and are reflected in the financial statements.

1) We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

2) We have no knowledge of any fraud or suspected fraud that affects the Company and involves—

   ● Management,

   ● Employees who have significant roles in internal control, or

   ● Others where the fraud could have a material effect on the financial statements.

3) We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, analysts, regulators, or others.

4) We have no knowledge of any instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements.

5) We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

6) We have disclosed to you the identity of the Company's related parties and all the related-party relationships and transactions of which we are aware.

7) The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral except as disclosed.

Signature:

_____

Title:

 Liza Velarde, Co-Founder & CEO